Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS (a)
(in millions)

	First Quarter 2008	2007	2006	2005	2004	2003
Earnings
Income before income taxes and cumulative effects of changes in accounting principles (b)	$320	$(3,749)	$(15,089)	$1,031	$4,061	$858
Less: Equity in net (income)/loss of affiliates include in income before income taxes	(142)	(412)	(426)	(303)	(240)	(155)
Adjusted income	178	(4,161)	(15,515)	728	3,821	703
Adjusted fixed charges (c)	2,657	11,522	9,300	9,070	9,117	9,976
Earnings	$2,835	$7,361	$(6,215)	$9,798	$12,938	$10,679
Combined Fixed Charges and Preferred Stock Dividends
Interest expense (d)	$2,557	$10,963	$8,820	$8,464	$8,510	$9,217
Interest portion of rental expense (e)	81	347	329	513	564	523
Preferred Stock dividend requirements of majority owned subsidiaries and trusts	—	—	—	—	—	190
Total combined fixed charges and Preferred Stock dividends	$2,638	$11,310	$9,149	$8,977	$9,074	$9,930
Ratios
Ratio of earnings to fixed charges	1.1	(f)	(f)	1.1	1.4	1.1
Ratio of earnings to combined fixed charges and Preferred Stock dividends	1.1	(f)	(f)	1.1	1.4	1.1
__________
(a)	Discontinued operations are excluded from all amounts.

(b)	Income before taxes includes equity income from unconsolidated subsidiaries.

(c)
Combined fixed charges, as shown above, adjusted to exclude capitalized interest, and to include dividends from unconsolidated subsidiaries as well as amortization of capitalized interest.  (Capitalized interest (in millions): 2008 YTD — $15; 2007 — $51; 2006 — $58; 2005 — $67; 2004 — $57; 2003 — $63)

(d)	Includes interest, as defined on our income statement, plus capitalized interest.

(e)	One-third of all rental expense is deemed to be interest.

(f)	Earnings for 2007 and 2006 were inadequate to cover fixed charges by $3.9 billion and $15.4 billion, respectively.